Lisa Proch Talcott Resolution Life Insurance Company 1 Griffin Road North Windsor, CT 06095 1-860-547-4390 lisa.proch@thehartford.com

September 27, 2018

VIA EDGAR

Mr. Sonny Oh
Senior Counsel
U.S. Securities and Exchange Commission
Division of Investment Management – Disclosure Review and Accounting Office
100 F Street NE
Washington DC 20549
RE:    Talcott Resolution Life Insurance Company ("Registrant")
File No. 333-227375 CRC
Accession 0001628280-18-011907

Dear Mr. Oh:

Thank you for the staff’s comments that you provided during our telephone conversation on September 26, 2018, with respect to the above-referenced registration statement.

Responses to the staff’s comments are discussed below. We propose to make these changes by pre-effective amendment to the registration statement.

1.	COMMENT: Please confirm Registrant's eligibility to file on Form S-3.
RESPONSE: Registrant confirms its eligibility to file the registration statement for the CRC Compound Rate Contract (the “Contract”) filed on September 17, 2018 (the “New Registration Statement”) on Form S-3.
For the Staff’s reference, prior to the sale of Hartford Life, Inc. on May 31, 2018, as described in the New Registration Statement and previous filings with the Securities and Exchange Commission (the “SEC”), Registrant (formerly Hartford Life Insurance Company) was a wholly-owned subsidiary of its then ultimate parent, The Hartford Financial Services Group, Inc. (“HFS”). While the Company was a subsidiary of HFS, the Company qualified as a Well-Known Seasoned Issuer (“WKSI”) pursuant to Rule 405 under the Securities Act, which depended partially upon HFS’s status as a WKSI. As such, while the Company was a subsidiary of HFS, the Company was eligible to rely on General Instruction I.D. to Form S-3 in order to file and maintain an automatic shelf registration statement on Form S-3 for the Contract (or any other non-variable insurance contract registered under the Securities Act).
As a result of the above-referenced sale of Hartford Life, Inc., Registrant no longer qualifies as a WKSI. However, since the sale until the time of filing of the New Registration Statement, Registrant had not filed (and was not required to file) a new registration statement for the Contract or a post-effective amendment to the currently effective registration statement for the Contract (File No. 333-214338), including any annual report on Form 10-K. Accordingly, pursuant to Rule 401 under the Securities Act, Registrant has not been required to assess its Securities Act form eligibility until it filed the New Registration Statement.
Despite no longer qualifying as a WKSI, Registrant qualifies to file the New Registration Statement on Form S-3. First, as required by General Instruction I.A. for Form S-3, Registrant satisfies all of the applicable “Registrant Requirements.”

•	Registrant is organized under the laws of Connecticut. See General Instruction I.A.1.

•	Registrant is required to file reports pursuant to Section 15(d) of the Exchange Act. See General Instruction I.A.2.

•
Registrant has been subject to the requirements of Section 15(d) of the Exchange Act and has filed all the material required to be filed pursuant to 15(d) for a period of at least twelve calendar months immediately preceding the filing of the New Registration Statement. See General Instruction I.A.3(a).

•
Registrant has filed in a timely manner all reports required to be filed during the twelve calendar months and any portion of a month immediately preceding the filing of the New Registration Statement, other than a report that is required solely pursuant to Item 1.01, 1.02, 1.04, 2.03, 2.04, 2.05, 2.06, 4.02(a), or 5.02(e) of Form 8-K. See General Instruction I.A.3(b).

•
Neither Registrant nor any of its consolidated or unconsolidated subsidiaries have, since the end of the last fiscal year for which certified financial statements of Registrant and its consolidated subsidiaries were included in a report filed pursuant to Section 15(d) of the Exchange Act: (a) failed to pay any dividend or sinking fund installment on preferred stock; or (b) defaulted: (i) on any installment or installments on indebtedness for borrowed money, or (ii) on any rental on one or more long term leases, which defaults in the aggregate are material to the financial position of Registrant and its consolidated and unconsolidated subsidiaries, taken as a whole. See General Instruction I.A.4.

•	Registrant has filed with the SEC all required electronic filings. See General Instruction I.A.7(a).

•
Registrant has submitted electronically to the SEC all Interactive Data Files required to be submitted pursuant to Rule 405 of Regulation S-T during the twelve calendar months and any portion of a month immediately preceding the filing of the New Registration Statement (or for such shorter period of time that Registrant was required to submit such files). See General Instruction I.A.7(b).

For the Staff’s reference, Registrant is neither a foreign issuer nor a successor registrant. See General Instructions I.A.5., I.A.6.

Second, as required by General Instruction I.B. for Form S-3, Registrant satisfies at least one of the “Transaction Requirements.” As of August 31, 2018 (a date within 60 days prior to filing of the New Registration Statement), Registrant had at least $750,000 million (approximately $50,053,208,918) of non-convertible securities, other than common equity, issued in primary offerings for cash, not exchange, registered under the Securities Act. See General Instruction I.B.2(ii). Pursuant to the instruction to General Instruction I.B.2., Registrant, as an insurance company as defined in Section 2(a)(13) of the Securities Act, has included the contract value, as of the measurement date, of any outstanding insurance contracts, including variable insurance contracts (not including the value allocated as of the measurement date to investment options that are not registered under the Securities Act), issued in offerings registered under the Securities Act.

As a result of the foregoing and as previously stated, Registrant hereby confirms its eligibility to file the New Registration Statement on Form S-3.

2.	COMMENT: Please add disclosure related to Rule 429(b) of the Securities Act of 1933 ("the Act").
RESPONSE: Registrant hereby represents that we will add the required disclosure.

3.	COMMENT: Please confirm, in accordance with Rule 423 of the Act, that the date of the prospectus will be near the date of effectiveness.
RESPONSE: Registrant hereby confirms that the date of the prospectus will be on or near the date of effectiveness.

4.	COMMENT: Please correct the signature page relating to the officers signing on behalf of the Registrant.

RESPONSE: Registrant hereby represents that we will correct the signature page.

5.	COMMENT: Please include reference to Registrant's 3rd quarter reports, if available at the time of filing.
RESPONSE: Registrant hereby represents that the filing will take place prior to the availability of Registrant's third quarter reports.
If you have any questions, please contact me at 860-547-4390.
Sincerely,
/s/ Lisa Proch
Lisa Proch
General Counsel